Exhibit 99.27
NEWS RELEASE
FOR IMMEDIATE RELEASE:
December 1, 2010
STUDENT TRANSPORTATION ANNOUNCES THREE LETTERS OF
INTENT TO ACQUIRE SCHOOL BUS OPERATORS
Additional revenue growth for current fiscal year
WALL, NJ (December 1, 2010) — Student Transportation Inc. (TSX: STB) today announced it has signed three separate “non material” letters of intent (“LOI”) subject to final due diligence and customer consents to acquire three school bus companies that will add over 550 vehicles with annualized revenues of over US$28 million. A press release and additional details will be disseminated upon closing of the acquisitions which are scheduled to close in the next 30-45 days. The company will fund the acquisitions through its existing credit facility. Management said the transactions will be immediately accretive to shareholders of its common stock and will be consistent with margins and purchase price multiples of previous acquisitions. Final terms of the agreements have not been disclosed.
“These acquisitions fit perfectly with our company culture and operations,” said Denis J. Gallagher, chairman and chief executive officer. “They will open two new areas of growth for the company and one will “tuck-in” to an existing operating location. We continue to have solid opportunities available to us through our Acquisition, Bid-in & Conversion (“A-B-C”) growth strategy. Our acquisition pipeline of high quality school bus operators remains robust, our contract bid season is just under way, and our new sales team is hard at work following up on many new inquiries for our Education Stimulus Plan.”
As previously released, the Board of Directors at its most recent meeting approved the announcement of dividends to quarterly from monthly. Dividends will continue to be paid monthly. “The confidence we have in our cash flows with multi-year agreements, fuel contracts locked in place plus our consistent performance led to the decision,” said Gallagher.
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About Student Transportation
Founded in 1997, Student Transportation Inc. (ST) is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 6,500 vehicles. ST’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.
Forward-Looking Statements
Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, ST’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute ST’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.
These forward-looking statements reflect ST’s current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not, or the times at or by which, such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the inability of ST to control its operating expenses, its significant capital expenditures, its reliance on certain key personnel, the possibility that a greater number of its employees will join unions, its acquisition strategy, its inability to achieve our business objectives, significant competition in its industry, rising insurance costs, new governmental laws and regulations, its lack of insurance coverage for certain losses, environmental requirements, seasonality of its industry, its inability to maintain letters of credit and performance bonds and the termination of certain of its contracts for reasons beyond its control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this news release are based upon what ST believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and ST assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by applicable law.
INVESTOR CONTACTS:
Student Transportation Inc.
Denis J. Gallagher
Chairman and Chief Executive Officer
Patrick J. Walker
Executive Vice President and Chief Financial Officer
Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
(732) 280-4213 (FAX)
Email: ir@rideSTA.com
Website: www.rideSTA.com